ARROW INVESTMENTS TRUST

INVESTMENT ADVISORY AGREEMENT

APPENDIX A

FUNDS OF THE TRUST

NAME OF FUND	ANNUAL ADVISORY FEE AS A % OF AVERAGE NET ASSETS OF THE FUND
Arrow Alternative Solutions Fund	0.75%
Arrow DWA Balanced Fund	1.00%
Arrow DWA Tactical Fund	1.00%
Arrow Managed Futures Trend Fund	0.85%
Arrow Commodity Strategy Fund	0.80%
Arrow Risk Premia Fund	0.30%
Arrow DWA Tactical ETF	1.00%
Arrow QVM Equity Factor ETF	0.60%

IN WITNESS WHEREOF, the parties have caused this Appendix A to be signed by their respective officers thereunto duly authorized as of September 25, 2014.

ARROW INVESTMENTS TRUST

By: /s/Joseph Barrato

Name: Joseph Barrato

Title: CEO

ARROW INVESTMENT ADVISORS, LLC.

By: /s/Jacob Griffith

Name: Jacob Griffith

Title: President